UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The PepsiCo 401(k) Plan for Salaried Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of The PepsiCo 401(k) Plan for Salaried Employees:

We have audited the accompanying statement of net assets available for benefits of The PepsiCo 401(k) Plan for Salaried Employees (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i–schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 19, 2008

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Statement of Net Assets Available for Benefits

As of December 31, 2007 and 2006

(dollars in thousands)

	2007	2006
Assets
Investments, at fair value:
Plan interest in the PepsiCo Long Term Savings Program Master Trust	$2,506,888	$2,253,706
Participant loans	36,983	32,765

Total investments	2,543,871	2,286,471
Participant contributions receivable	3,315	640
Employer contributions receivable	2,932	2,359
Receivable from The PepsiCo 401(k) Plan for Hourly Employees	555	528

Net assets reflecting all investments at fair value	2,550,673	2,289,998
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,926	4,066

Net assets available for benefits	$2,554,599	$2,294,064

See accompanying notes to financial statements.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

(dollars in thousands)

Additions to Net Assets
Net investment income from the PepsiCo Long Term Savings Program Master Trust	$271,004
Interest from participant loans	2,604

Net investment income	273,608

Contributions:
Participants	126,048
Employer	33,694

Total additions to net assets	433,350

Deductions from Net Assets
Distributions to participants	175,873
Dividends paid to participants	496
Administrative expenses	339

Total deductions from net assets	176,708

Net increase in net assets before transfer from other plan	256,642
Net transfer from other plan	3,893

Net increase in net assets	260,535
Net assets available for benefits at beginning of year	2,294,064

Net assets available for benefits at end of year	$2,554,599

See accompanying notes to financial statements.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

Note 1 – Description of the Plan

The following brief description of The PepsiCo 401(k) Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan provides a program under which eligible salaried employees of PepsiCo, Inc. (the Company) may accumulate funds on a pre-tax basis for long-term retirement savings. All salaried employees classified as full time, and certain other employees as defined in the Plan, are immediately eligible after their first day of service. Part-time salaried employees who have completed 1,000 hours of service during a 12-month period are eligible to participate in the Plan. Certain employees who are part of a collective bargaining unit and certain other employees as defined in the Plan are not eligible to participate in the Plan. The Plan is a defined contribution plan with a cash or deferred arrangement and is intended to satisfy the qualification requirements under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. The participant-directed accounts under the Plan are intended to meet the requirements of Section 404(c) of the Internal Revenue Code of 1986, as amended. In addition, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan has an employee stock ownership plan (ESOP) component within its PepsiCo Common Stock Fund and PepsiCo ESOP Preferred Stock Fund. These funds are intended to qualify as stock bonus plans under Internal Revenue Code Section 401(a) and employee stock ownership plans under Internal Revenue Code Section 4975(e)(7) and ERISA Section 407(d)(6). Both the ESOP and the profit-sharing portions of the Plan are intended to constitute a single plan under Treasury Regulation Section 1.414(l)-l(b)(1).

The Company maintains sponsorship of the Plan and has established the PepsiCo Investment Committee to oversee the Plan’s investment structure. Overall responsibility for administering the Plan rests with the PepsiCo Administration Committee. Fidelity Management Trust Company is the trustee for the Plan and Fidelity Institutional Retirement Services Company is the recordkeeper for the Plan.

Contributions

Each year, participants are allowed to contribute up to 50% of their earnings, in whole percentage increments. Under the Internal Revenue Code, the maximum allowable pre-tax contribution for participants during 2007 was $15,500. However, the Internal Revenue Code limits contributions by highly compensated participants. Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.

Participants who are expected to reach or are over the age of 50 during the Plan year and are making the maximum contribution are eligible to make additional catch-up contributions. Under the Internal Revenue Code, the maximum allowable catch-up contribution was $5,000 for 2007.

Participants may elect to have their contributions invested in one or more investment options. Participants may change their investment elections and transfer their investment amounts between funds on

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

a daily basis, except for transfers from the Security Plus Fund to the Fidelity BrokerageLink account. Such transfers must be invested into another investment election for a 90-day waiting period. Initial transfers from other investment options to the Fidelity BrokerageLink account must be at least $1,000. Contributions or transfers into the PepsiCo ESOP Preferred Stock Fund are not allowed.

The Company matches 50% of employee contributions up to 8% of eligible pay based on years of service. Prior to August 25, 2006, matching Company contributions were required to be invested in the PepsiCo Common Stock Fund. Effective August 25, 2006, participants were able to transfer up to 100% of any existing matching Company contributions into any other fund options. Effective January 1, 2008, the matching Company contribution is invested in accordance with the investment elections of the employee.

Effective January 1, 2007, the Plan implemented an automatic election program for new hires. Under the program, employees hired on or after January 1, 2007 automatically make pre-tax contributions in the amount of 4% of earnings into the Security Plus Fund. Effective December 24, 2007, employees that are automatically enrolled have their contributions invested in a target date fund, based on the participant’s age. An employee may elect out of the program at any time, as well as make changes to (or maintain) the level of contribution and investment fund option.

Participant Accounts

Each participant account is credited with participant contributions, as well as allocations of the matching Company contributions, fund earnings or losses, and expenses. Earnings or losses and expenses are allocated based on average daily balances. Certain participant investment accounts are also charged with short-term trading and/or monthly investment service fees, depending on fund elections.

Vesting

Participants are immediately vested in their contributions and fund earnings or losses. Participants are fully vested in the Company’s contributions after three years of service. Forfeited non-vested accounts totaled $624,724 in 2007 and $449,125 in 2006. In 2006, $392,164 of forfeitures were used to reduce plan administrative expenses. The remaining amounts may be used to reduce future Company contributions or plan administrative expenses.

Participant Loans

Participants who have $2,000 or more in the Plan may borrow from the total of their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (subject to certain offsets for prior loans) or 50 percent of their vested balance. Participants are allowed to have two loans outstanding and only one of these loans can be related to the purchase of a principal residence. Further, certain employees who had three loans outstanding from The Quaker 401(k) Plan for Salaried Employees (a predecessor plan) are allowed to maintain the third loan until it is paid off. Loan terms range from one to five years for personal loans and up to 15 years for loans related to the purchase of a primary residence (up to 25 years for loans issued prior to 1999). The loans are secured by the balance in the participant’s account and bear a fixed rate of interest at the prime lending rate plus one percent. Loan repayments are made directly through payroll deductions and are applied to interest and then to principal according to a payment schedule. In addition, a one-time loan origination fee of $35 and a $3.75 quarterly maintenance fee is

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

charged. The Company pays the maintenance fee for outstanding loans for participants from The Quaker 401(k) Plan for Salaried Employees. There were 5,344 loans outstanding at December 31, 2007 with interest rates ranging from 5.0%-10.5% and with maturities through 2022. There were 5,003 loans outstanding at December 31, 2006 with interest rates ranging from 5.0%-10.5% and with maturities through 2021.

Distributions

Participants may elect to receive a distribution upon hardship, termination, retirement, disability or after the age of 59  1/2. Hardship distributions are allowed for purchasing a primary residence, financing the higher education of the participant, the participant’s spouse or dependent, paying unreimbursed medical bills or alleviating other financial hardships. Upon termination or retirement, participants may elect to start receiving benefits or rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to his or her estate.

If only a portion of the account is distributed, the remaining balance will continue to be adjusted for any contributions and fund earnings and losses as of each valuation date. Participants can elect to receive distributions in a lump sum or annual installments for a period no longer than the participant’s life expectancy. However, distributions of $5,000 or less must be made in a lump sum. If the account balance is greater than $1,000 and less than or equal to $5,000, and if a distribution election is not made within the required timeframe, that account will be rolled over into a Fidelity Rollover IRA and invested in the Fidelity Cash Reserves fund. If a distribution election is not made for an account balance of $1,000 or less, the account will be distributed automatically.

Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan in accordance with ERISA and the Internal Revenue Code. In the event that the Plan is terminated, the PepsiCo Administration Committee can direct that all accounts be distributed to the participant or continued in trust for his or her benefit.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared under the accrual basis of accounting. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Fully benefit-responsive investment contracts, are included in the financial statements at fair value as reported to the Plan by Alliance Bernstein, the investment manager, and are then adjusted to contract value in determining net assets available for benefits.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

Tabular dollars are in thousands.

Investment Valuation and Income Recognition

The Plan retains an interest in the PepsiCo Long Term Savings Program Master Trust (PepsiCo Master Trust) which holds investments in various funds.

With the exception of cash and cash equivalents, loan funds, and the ESOP Preferred Stock Fund, the Plan’s investments are valued based on quoted market prices. Participant loans are valued at cost, which approximates fair value. The preferred stock fund is recorded at fair value, as determined by an independent third-party valuation specialist. Fully benefit-responsive investment contracts, included within the Security Plus Fund, represent a combination of a fixed income bond portfolio and separate wrapper contracts issued by third parties and are stated at fair value. Money market funds in the Security Plus Fund and cash and cash equivalents are recorded at cost, which approximates fair value. Earnings from the Security Plus Fund are reinvested in the Fund and are reflected in interest and dividends.

Purchases and sales of securities are recognized on the transaction date. Interest income is recorded as earned and dividend income is recorded as of the record date.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective as of the beginning of the 2008 plan year. Management is currently evaluating the impact of adopting SFAS 157 and does not expect the adoption to have a material impact on the Plan’s financial statements.

Payment of Benefits

The Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan,” distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment may result in a difference between the Plan’s Form 5500 and the accompanying financial statements. For the years ended December 31, 2007 and 2006, there were no such differences.

Note 3 – Plan Interest in Master Trust

The Plan’s investments are combined with other PepsiCo sponsored 401(k) savings plans’ investments in the PepsiCo Master Trust to maximize administrative efficiencies. Each participating savings plan has an interest in the PepsiCo Master Trust. Investment income, investment management fees and other direct expenses relating to the PepsiCo Master Trust are allocated to the individual savings plans based upon the average daily balances. A separate account is maintained reflecting the equitable share of each plan’s participation in each investment fund within the PepsiCo Master Trust. The Plan’s interest in the PepsiCo Master Trust was 69% at December 31, 2007 and 70% at December 31, 2006.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

PepsiCo Master Trust

	December 31, 2007	December 31, 2006
Investments, at fair value:
Cash and cash equivalents	$86,313	$77,953
PepsiCo common and preferred stock	1,304,459	1,141,425
Common and preferred stock	62,874	61,673
Mutual funds	1,187,303	992,991
Government securities	268	242
Corporate bonds	302	284
Fully benefit-responsive investment contracts:
Government securities	115,267	86,780
Mortgage-backed securities	161,347	213,946
Asset-backed securities	9,511	15,698
Corporate bonds	97,747	81,143
Other	49,251	10,543
Commingled trust funds (indexed funds)	541,355	529,789
Other investments	1,144	875

	3,617,141	3,213,342
Interest and dividends receivable	6,103	5,307
Net liability for unsettled activity	(780)	(12,080)

Net assets	$3,622,464	$3,206,569

	Year ended December 31, 2007
Investment income:
Net appreciation (depreciation) in fair value of investments:
PepsiCo common and preferred stock	$235,817
Common and preferred stock	2,357
Mutual funds	12,373
Government securities	19
Corporate bonds	(6)
Commingled trust funds (indexed funds)	30,461
Other investments	56

	281,077
Interest and dividends	123,286

Net investment income	$404,363

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

Fully benefit-responsive investment contracts, included within the Security Plus Fund, are issued by two highly rated financial institutions and serve to preserve the value of the Fund’s investments by mitigating the fluctuations in the market value of the bonds. These investments are fully benefit-responsive in that they provide that the trust participants may make withdrawals at contract value for benefit-responsive requirements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contract value of these contracts was $439,100,140 as of December 31, 2007 and $414,170,151 as of December 31, 2006.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield was 5.4% for 2007 and 5.5% for 2006. The average crediting interest rates were 5.1% for 2007 and 2006. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events is not probable. The contract issuers may terminate the investment contracts only in the unlikely event of a default by the Plan.

Note 4 – Net Transfer from Other Plan

Certain participants transferred assets into the Plan from another Company-sponsored qualified plan as follows:

Year ended December 31, 2007
Net assets transferred from The PepsiCo 401(k) Plan for Hourly Employees	$3,893

Note 5 – Administrative Expenses

The Company pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Any expenses not borne by the Company are paid by the trustee out of the PepsiCo Master Trust. Expenses related to short-term trading fees, monthly investment service fees and loan fees are charged to participants’ investment balances.

Note 6 – Risks and Uncertainties

The Plan provides for investment options in various funds which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. At December 31, 2007 and 2006, approximately 32% of the Plan’s net assets were invested in the common and preferred stock of the Company. The underlying value of the Company’s stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2007 and 2006

Note 7 – Tax Status

The Plan’s latest favorable determination letter, received from the IRS, is dated February 14, 2005. Although the Plan has been amended since receiving the determination letter, the PepsiCo Administration Committee believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 8 – Related Party Transactions

Certain Plan investments in the PepsiCo Master Trust are shares of mutual funds managed by an affiliate of Fidelity Management Trust Company, the trustee. Additionally, the PepsiCo Master Trust holds investments in shares of the Company’s common stock in the PepsiCo Common Stock Fund and the Company’s preferred stock in the PepsiCo ESOP Preferred Stock Fund. The value of the PepsiCo Master Trust investments in the Company’s common stock was $1,196,151,743 and $1,041,258,528 at December 31, 2007 and 2006, respectively. The value of the PepsiCo Master Trust investments in the Company’s preferred stock was $108,306,837 and $100,166,891 at December 31, 2007 and 2006, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

Note 9 – Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500 as of December 31, 2007 and 2006, and for the year ended December 31, 2007:

	December 31, 2007	December 31, 2006
Net assets available for benefits per the financial statements	$2,554,599	$2,294,064
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,926)	(4,066)

Net assets available for benefits per Form 5500	$2,550,673	$2,289,998

Net increase in net assets before transfer to other plan per the financial statements	$256,642
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	(3,926)
Prior year	4,066

Net income per Form 5500	$256,782

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2007

(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*Participant Loans	Participant loan fund (5,344 loans outstanding with interest rates ranging from 5.0%-10.5% representing prime plus one)	$—	$36,983

*	Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2008	THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

/s/ Lionel L. Nowell, III
Lionel L. Nowell, III
Senior Vice President and Treasurer &
Executive Pension Officer

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

December 31, 2007 and 2006

Index to Exhibit

EXHIBIT NUMBER
23.1	KPMG Consent of Independent Registered Public Accounting Firm